

Mail Stop 4561

May 12, 2016

Charles W. Scharf
Chief Executive Officer
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128

      Re: **Visa Inc.**
              Form 8-K filed January 28, 2016
              File No. 001-33977

Dear Mr. Scharf:

We have reviewed your April 11, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2016 letter.

Exhibit 99.2

Reconciliation of Non-GAAP Financial Results

Calculation of Free Cash Flow, page A-2

1.   Please refer to our prior comment 1. It remains unclear how you concluded that your measure of free cash flow should be characterized as a performance measure. In this regard, based on your response and the revised disclosures included in the Form 8-K filed on April 21, 2016, you appear to use this measure to present information related to cash generated and available for specified purposes such as stock buybacks and cash dividends. There is no indication that you use this measure to evaluate your ability to generate income or profits. Please provide additional analysis to support your conclusion that this measure is useful as a performance measure and that net income is the most

directly comparable GAAP measure. Alternatively, revise your future filings to include a reconciliation to your cash flows from operations. In addition, as "free cash flow" is typically defined as cash flow from operations less capital expenditures, please consider renaming this measure (e.g., adjusted free cash flow) to avoid confusion.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services